BHP BILLITON LIMITED GROUP

APPENDIX 4B DISCLOSURES

The following document contains the balance of the BHP Billiton Limited Group Appendix 4B disclosures to the Australian Stock Exchange (ASX) for the year ended 30 June 2001.

This document should be read in conjunction with the preliminary results for the BHP Billiton Limited Group released to the ASX on 20 August 2001.

Karen J Wood

Company Secretary

BHP Billiton Limited Group

2000/2001 FINANCIAL RESULTS

3 September 2001

The following additional information is provided in relation to the results for the year ended 30 June 2001.

Statement of Financial Performance for the financial period ended	30 June 2001	30 June 2000 (1)
	$m	$m
Revenue from ordinary activities
Sales	20 698	21 506
Interest revenue	110	96
Other revenue	1 671	2 051

	22 479	23 653

deduct
Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs	16 978	18 958
Depreciation and amortisation	2 402	2 292
Borrowing costs	553	723
	2 546	1 680

Share of net profit of associated entities accounted for using the equity method	29	30
	2 575	1 710
deduct
Income tax expense attributable to ordinary activities	1 066	117
Net profit	1 509	1 593

add
Outside equity interests in net profit	498	34
Net profit attributable to members of BHP Billiton Limited .	2 007	1 627

Adjustment for initial adoption of revised accounting standard AASB 1016: Accounting for Investments in Associates		250
Net exchange fluctuations on translation of foreign currency net assets and foreign currency interest bearing liabilities net of tax	636	173

Total direct adjustments to equity attributable to members of BHP Billiton Limited	636	423

Total changes in equity other than those resulting from transactions with owners	2 643	2 050

1)  30 June 2000 refers to the thirteen months ended 30 June 2000. Refer "Change of financial year" on page 15.

Statement of Financial Position

as at

	30 June	30 June
	2001	2000
Assets	$m	$m
Current assets
Cash assets	1 183	1 039
Receivables	2 615	2629
Other financial assets	163	4
Inventories	1 621	2138
Other assets	219	271

Total current assets	5 801	6081
Non-current assets
Receivables	228	189
Investments accounted for using the equity method	498	632
Other financial assets	257	499
Inventories	146	159
Property, plant and equipment	20 014	19 586
Intangible assets	2	130
Deferred tax assets	906	1 268
Other assets	1 335	800

Total non-current assets	23 386	23263

Total assets	29 187	29344
Liabilities
Current liabilities
Payables	2 813	2566
Interest bearing liabilities	973	2 530
Tax liabilities	217	192
Other provisions	1 608	1535

Total current liabilities	5 611	6823
Non-current liabilities
Payables	34	45
Interest bearing liabilities	6 257	5868
Deferred tax liabilities	1 844	1 896
Other provisions	4 193	3 707

Total non-current liabilities	12 328	11516

Total liabilities	17 939	18339

Net assets	11 248	11005
Equity
Equity attributable to members of BHP Billiton Limited
Contributed equity	6 013	7093
Reserves	1 061	419
Retained profits	3 930	2841
	11 004	10353
Equity attributable to outside equity interests	244	652
Total equity	11 248	11005

Statement of Cash Flows

for the financial period ended

	30 June 2001	30 June 2000 (1)
	$m	$m
Cash flows related to operating activities

Receipts from customers	21 114	20959
Payments to suppliers, employees, etc	(14 821)	(16210)
Dividends received	81	46
Interest received	117	91
Borrowing costs	(650)	(916)
HBI Venezuela guarantee payment	(615)
Proceeds from gas sales contract price re-negotiation	-	231
Other	388	337

Operating cash flows before income tax	5 614	4538
Income taxes paid	(609)	(600)

Net operating cash flows	5 005	3938

Cash flows related to investing activities

Purchases of property, plant and equipment	(1 966)	(1102)
Exploration expenditure	(518)	(373)
Purchases of investments	(686)	(438)
Purchases of, or increased investment in, controlled entities and joint venture interests net of their cash	(704)	-

Investing outflows	(3 874)	(1913)

Proceeds from sale of property, plant and equipment	163	741
Proceeds from sale or redemption of investments	456	242
Proceeds from OneSteel spin-out	660
Proceeds from sale or partial sale of controlled entities
and joint venture interests net of their cash	407	698

Net investing cash flows	(2 188)	(232)

Cash flows related to financing activities

Proceeds from ordinary share issues, etc	142	275
Proceeds from interest bearing liabilities	769	1658
Repayment of interest bearing liabilities	(2 683)	(4867)
Dividends paid	(926)	(498)
Other	-	82
Net financing cash flows	(2 698)	(3350)

Net increase in cash and cash equivalents	119	356

Cash and cash equivalents at beginning of period	937	573
Effect of foreign currency exchange rate changes on cash and cash equivalents	55	8

Cash and cash equivalents at end of period	1 111	937
(1) 30 June 2000 refers to the thirteen months ended 30 June 2000. Refer "Change of financial year" on page 15

Statement of Cash Flows (continued)

	30 June 2001	30 June 2000 (1)
Reconciliation of cash Cash and cash equivalents comprise:	$m	$m

Cash	581	684
Short term deposits	602	355
Cash assets	1 183	1 039

Bank overdrafts	(72)	(102)
Total cash and cash equivalents	1 111	937
Non-cash financing and investing activities
Shares issued:

Bonus Share Plan	-	61
Dividend Investment Plan	1	341
Other:
Employee Share Plan loan instalments	20	28

The Bonus Share Plan (BSP) is in lieu of dividends and the Dividend Investment Plan (DIP) is an application of dividends. The DIP was suspended following payment of the November 1999 half yearly dividend. Since that dividend was unfranked the BSP was suspended in accordance with BHP Billiton Limited's Constitution and Rule 8 of the BSP on 17 September 1999.

The Employee Share Plan loan instalments represent the repayment of loans outstanding with the BHP Billiton Limited Group, by the application of dividends.

Control gained over entities having material effect

There were no acquisitions during the year having a material effect on profit.

(1)  30 June 2000 refers to the thirteen months ended 30 June 2000.  Refer "Change of financial year" on page 15

Loss of control of entities having material effect

The following entities formed part of the OneSteel Limited Group that was spun-out with effect from 31 October 2000:

A J Forsyth & Co Ltd	OneSteel Limited (a)
Aquila Steel Company Pty Ltd	OneSteel Finance Pty Limited (b)
Australian Wire Industries Pty Ltd	OneSteel Investments Pty Limited (a)
AWI Holdings Pty Ltd	OneSteel Manufacturing Pty Limited
Corumba Pty Ltd	OneSteel NSW Pty Limited<
CP Reinforcing Ltd	OneSteel Queensland Pty Limited
CP Steel Ltd	OneSteel Reinforcing Pty Limited>
David Crozier Ltd	OneSteel Wire Pty Limited
EMCO Group Ltd	Reosteel Pty Ltd
Fastening Supplies Ltd	Steel & Tube Holdings Ltd
J Murray-More (Holdings) Pty Ltd	Steel & Tube New Zealand Ltd
John Stansfield-Smith Pty Ltd	Stewart Steel Ltd
Longrun Industries Ltd	Stube Industries Ltd
Macinery Ltd	Tubemakers of Australia Ltd
Metal Sales Ltd	Tubemakers of New Zealand Ltd
Metpol Pty Ltd	Tubemakers Properties Pty Ltd
NZMC Ltd	Tubemakers Somerton Pty Ltd

(a) The names of these entities were changed in 2001. OneSteel Limited was previously OneSteel Pty Limited and OneSteel Investment Pty Limited was previously Votraint No 1243 Pty Ltd.

(b) This entity was incorporated/formed in 2001.

The OneSteel Limited Group contributed $35 million to the BHP Billiton Limited Group net profit during the current period until the effective spin-out date. Contribution to the BHP Billiton Limited Group net profit during the previous twelve month period was $124 million.

There was no net profit recognised by the BHP Billiton Limited Group on spin-out of these entities, other than one-off benefits of approximately $29 million previously treated on consolidation as intercompany profits within the BHP Billiton Limited Group.

Franking credits

The BHP Billiton Limited Group had a franking account balance of $225 million at 34 cents in the dollar available at 30 June 2001 before the 2 July 2001 dividend payment. An amount of $466 million at 30 cents in the dollar was used as a result of the 2 July 2001 dividend payment. (The BHP Billiton Limited Group had a franking account balance of $24 million at 36 cents in the dollar available at 30 June 2000). It is anticipated that dividends payable in the following year will be fully franked.

Retained profits

	30 June 2001	30 June 2000 (1)
	$m	$m

Retained profits at the beginning of the period	2 841	1 826
Adjustment for initial adoption of revised accounting standard AASB1016: Accounting for Investments in Associates		250
Dividends provided for or paid	(912)	(903)
Aggregate of amounts transferred from reserves	(6)	41
Net profit	2 007	1 627
Retained profits at the end of the financial period	3 930	2 841

1)  30 June 2000 refers to the thirteen months ended 30 June 2000.  Refer "Change of financial year" on page 15.

Income tax

	30 June 2001	30 June 2000 (1)
	$m	$m
Income tax expense
Profit from ordinary activities before income tax	2 575	1 710

Prima facie tax calculated at 34 cents (2000: 36 cents) in the dollar on profit from ordinary activities	876	616
deduct/(add) tax effect of
Investment and development allowance	39	56
Rebate for dividends	6	2
Amounts over provided in prior years	50	103
Deferred tax restatement	16	166
Non-tax effected gains/(losses)	14	(28)
Non-tax effected capital gains	140	22
Recognition of prior year tax losses	266	187
Overseas tax rate changes	31	-
Research and development incentive	3	1
	311	107
add/(deduct) tax effect of
Non-deductible accounting depreciation and amortisation	32	60
Non-deductible dividends on redeemable preference shares	51	67
Tax differential - non Australian income	52	(12)
Foreign expenditure including exploration not presently deductible	107	66
Investment and asset write-offs and associated losses/(gains)	321	(236)
Non-deductible financing costs	63	-
Foreign exchange/other	129	65

Income tax attributable to profit from ordinary activities	1 066	117
deduct Income tax benefit arising from items taken to exchange fluctuation account	142	56
Total income tax taken to account	924	61

1)  30 June 2000 refers to the thirteen months ended 30 June 2000.  Refer "Change of financial year on page 15

Exploration, evaluation and development expenditure capitalised

30 June 2001	30 June 2000 (1)
$m	$m
Exploration, evaluation and development expenditure - not yet in production	1 179	598
- in production	1 315	1 421

Total exploration, evaluation and development expenditure capitalised	2 494	2 019

Details of exploration, evaluation and development expenditure not yet in production:
	In exploration and/or evaluation stage		In development stage
	30 June 2001	30 June 2000 (1)	30 June 2001	30 June 2000 (1)
	$m	$m	$m	$m

Opening balance	375	486	223	130
Expenditure incurred during the period	522	373	475	43
Expenditure expensed during the period	(427)	(309)	-	-
Transferred from evaluation to development	(10)	(146)	10	146
Transferred to production	(5)	9	(27)	(92)
Disposals	-	(46)	-	-
Depreciation	(60)	(13)	(5)	(4)
Exchange fluctuations and other movements	63	21	45	-

Closing balance	458	375	721	223

  (1)30 June 2000 refers to the thirteen months ended 30 June 2000.  Refer "Change of financial year" on page 15.

  Depreciation and amortisation

	30 June 2001	30 June 2000 (1)
	$m	$m
Depreciation relates to
Buildings	141	132
Plant, machinery and equipment	1 948	1857
Mineral rights	52	69
Exploration, evaluation and development expenditure	252	213
Capitalised leased assets	4	4

Total depreciation	2 397	2275
Amortisation (a)(b)	5	17
Total depreciation and amortisation	2 402	2292

	2001 $m
	Before tax	Related Tax	Related outside equity interests	Amount (after tax) attributable to members of BHP Billiton Limited
(a) Amortisation relates to
Amortisation of goodwill	5	-	-	5
Amortisation of other intangibles	-	-	-	-
Total amortisation	5	-	-	5

	2001	2000 (1)
	$m	$m
(b) Profit from ordinary activities restated to exclude amortisation of goodwill

Net profit before outside equity interests	1 509	1593
add amortisation of goodwill	5	16
Net profit before outside equity interests and amortisation of goodwill	1 514	1609
add outside equity interests	498	34
Net profit (before amortisation of goodwill) attributable to members of BHP Billiton Limited	2 012	1643

  (1) 30 June 2000 refers to the thirteen months ended 30 June 2000.Refer "Change of financial year" on page 15.

  Segment results

  Industry classification

	$m
	Net profit (a)	Gross segment assets	External revenue from ordinary activities	Intersegment revenue from ordinary activities
Industry classification	2001

Minerals	624	13 403	10 159	332
Petroleum	1 916	8 137	6 354	41
Steel (b)	323	5 223	6 054	618
Net unallocated interest	(343)		93
Group and unallocated items (c)	(1 011)	2 424	(181)	85

BHP Billiton Limited Group	1 509	29 187	22 479	1 076

	$m
	Net profit (a)	Gross segment assets	External revenue from ordinary activities	Intersegment revenue from ordinary activities
Industry classification	2000 (1)

Minerals	480	11 917	8 830	365
Petroleum	1 319	7 409	5 625	14
Steel (b)	310	7 937	9 081	517
Services (d)	99	7	279	213
Net unallocated interest	(515)		65
Group and unallocated items (c)	(100)	2 074	(227)	9

BHP Billiton Limited Group	1 593	29 344	23 653	1 118

  (a) Net profit is before deducting outside equity interests.

  (b) Includes the OneSteel Limited business, which was spun-out in October 2000.

  (c) Includes consolidation adjustments

  (d) Following various asset sales and an internal reorganisation, the Services segment ceased to exist from
  1 July 2000. As a consequence, Transport and Logistics is reported in the Steel segment and remaining services businesses including Shared Business Services, Insurances and Corporate Services are reported in Group and unallocated items. Comparative data has been adjusted accordingly. 2000 data for Services mainly relates to businesses now sold

  1) 30 June 2000 refers to the thirteen months ended 30 June 2000.  Refer "Change of financial year" on page 15

  Segment results

  Geographical classification

	$m
	Net profit (a)	Gross segment assets	External revenue from ordinary activities	Intersegment revenue from ordinary activities
Geographical classification	2001

Australia	1 958	14 982	14 988	276
North America	224	4 460	1 840	-
United Kingdom	289	2 364	1 120	-
South America	(25)	4 865	2 021	-
Papua New Guinea	(778)	322	952	-
New Zealand	77	607	534	-
South East Asia	70	931	702	-
Other countries	37	656	229	-

	1 852	29 187	22 386	276

Net unallocated interest	(343)		93

BHP Billiton Limited Group	1 509	29 187	22 479	276

	$m
	Net profit (a)	Gross segment assets	External revenue from ordinary activities	Intersegment revenue from ordinary activities
Geographical classification	2000 (1)

Australia	1 143	17 358	14 573	263
North America	73	2 531	3 299	-
United Kingdom	226	2 225	968	-
South America	458	4 150	1 956	1
Papua New Guinea	71	979	1 161	-
New Zealand	59	602	682	-
South East Asia	22	1 030	704	-
Other countries	56	469	245	-

	2 108	29 344	23 588	264

Net unallocated interest	(515)		65

BHP Billiton Limited Group	1 593	29 344	23 653	264

  1) 30 June 2000 refers to the thirteen months ended 30 June 2000.  Refer "Change of financial year" on page 15

  (a) Net profit is before deducting outside equity interests.

  Contributed equity at end of financial period
Paid-up
	Number	Of which	value
	on issue	quoted	cents (a)
Ordinary shares:
Fully paid	3 704 256 885	3 704 256 885
Partly paid	3 656 500	3 656 500	67
Partly paid	385 000	385 000	71

of which issued during period:
ESP Options exercised	7 798 200	7 798 200
Performance Rights exercised	150 920	150 920
Bonus shares issued (b)	1 912 154 524	1 912 154 524
Partly paid shares converted to fully paid	2 660 000	2 660 000

BHP Special Voting Share (c)	1	-

  (a) Unless otherwise indicated shares are fully paid.

  (b) The Dual Listed Company (DLC) structure between BHP Billiton Limited and BHP Billiton Plc was established on 29 June 2001. Under the terms of the DLC structure BHP Billiton Limited issued fully paid bonus shares effective 29 June 2001 with the allotment of shares occurring on 9 July 2001.

  (c) Issued during the current year.

  Options and Performance Rights
Month of issue	Number issued	Number of recipients	Number exercised	Shares issued on exercise	Number lapsed	Options and Performance Rights outstanding at balance date	Exercise price (b)	Exercise period
Employee Share Plan options
December 2000	1,668,000	67	-	-	-	1,668,000	$19.43	July 2003 - Dec 2010
December 2000	1,121,500	59	-	-	-	1,121,500	$19.42	July 2003 - Dec 2010
November 2000	832,500	44	-	-	54,000	778,500	$18.52	July 2003 - Oct 2010
November 2000	3,760,000	197	-	-	23,500	3,736,500	$18.51	July 2003 - Oct 2010
April 2000	30,000	3	-	-	-	30,000	$17.13	April 2003 - April 2010
April 2000	454,000	5	-	-	-	454,000	$17.12	April 2003 - April 2010
December 1999	200,000	1	-	-	-	200,000	$19.21	April 2002 - April 2009
December 1999	150,000	1	-	-	-	150,000	$16.92	April 2002 - April 2009
October 1999	60,000	6	-	-	10,000	50,000	$17.06	April 2002 - April 2009
October 1999	51,000	3	-	-	15,000	36,000	$17.05	April 2002 - April 2009
July 1999	100,000	1	-	-	-	100,000	$17.13	April 2002 - April 2009
April 1999	21,536,400	45,595	-	-	8,926,100	12,610,300	$15.73	April 2002 - April 2009
April 1999	8,184,300	944	-	-	2,028,150	6,156,150	$15.72	April 2002 - April 2009
April 1998	177,500	16	29,500	29,500	-	148,000	$14.74	April 2001 - April 2003
April 1998	140,000	23	42,500	42,500	5,000	92,500	$14.73	April 2001 - April 2003
November 1997	1,579,400	3,501	748,800	748,800	210,500	620,100	$15.55	Nov 2000 - Nov 2002
November 1997	7,910,900	16,411	5,447,150	5,447,150	774,250	1,689,500	$15.56	Nov 2000 - Nov 2002
October 1997	5,440,000	511	2,059,500	2,059,500	43,000	3,337,500	$15.32	Oct 2000 - Oct 2002
October 1997	3,992,000	379	1,752,000	1,752,000	120,000	2,120,000	$15.33	Oct 2000 - Oct 2002
July 1997	200,000	1	-	-	-	200,000	$18.96	July 2000 - July 2002
July 1997	395,500	36	62,500	62,500	55,000	278,000	$18.97	July 2000 - July 2002
October 1996	848,100	46	436,500	436,500	191,100	220,500	$15.56	Oct 1999 - Oct 2001
October 1996	1,086,700	66	733,700	733,700	14,500	338,500	$15.55	Oct 1999 - Oct 2001
April 1996	295,000	5	35,000	35,000	260,000	-	$17.63	April 1999 - April 2001
April 1996	45,500	6	45,500	45,500	-	-	$17.62	April 1999 - April 2001
October 1995	17,000	3	17,000	17,000	-	-	$18.23	Oct 1998 - Oct 2000
October 1995	38,500	5	38,500	38,500	-	-	$18.22	Oct 1998 - Oct 2000
July 1995	48,000	2	48,000	48,000	-	-	$18.59	July 1998 - July 2000
July 1995	76,000	9	63,000	63,000	13,000	-	$18.58	July 1998 - July 2000
						36,135,550
Performance Rights (c) (d)
December 2000	187,691	11	-	-	-	187,691	-	July 2003 - Dec 2010
November 2000	2,006,333	104	-	-	-	2,006,333	-	July 2003 - Dec 2010
March 1999	1,000,000	1	400,000	376,840	-	600,000	-	Mar 1999 - Mar 2009
						2,794,024

  (a) The Dual Listed Companies (DLC) structure between BHP Billiton Limited and BHP Billiton Plc was established on 29 June 2001. Under the terms of the DLC structure BHP Billiton Limited issued fully paid bonus shares effective 29 June 2001 with the allotment of shares occurring on 9 July 2001.

  (b) Following the OneSteel Limited spin-out the exercise price of options issued under the Employee Share Plan prior to 31 October 2000 was reduced by $0.66.

  (c) The number of shares received on exercise of Performance Rights issued in March 1999 have been increased following the OneSteel Limited spin-out to reflect the capital reduction impact on the value of BHP Billiton Limited shares.

  (d) Shares issued on exercise of Performance Rights include shares purchased on market.

  Investments in associated entities

  Details of aggregate share of profits/(losses) of associates

	30 June 2001	30 June 2000 (1)
Share of net profit of associated entities	$m	$m

Profit from ordinary activities before income tax	77	49

Income tax expense	(48)	(19)

	29	30

  Material interests in entities which are not controlled entities

Name of Entity	Percentage (%) of ownership interest held at end of period		Contribution to operating profit after income tax

	30 June 2001	30 June 2000 (1)	30 June 2001	30 June 2000 (1)
Equity accounted associates	%	%	$m	$m

Samarco Mineracao S.A.	50	49	80	46

Orinoco Iron C.A.	50	50	(89)	(16)

QCT Resources Ltd (a)	-	-	38	-

Total (b)			29	30

(a)	A 50% interest in QCT Resources Ltd was acquired on 20 October 2000 and equity accounted from 1 November 2000 until its disposal on 28 June 2001.

(b)	There are no other material interests in entities that are not controlled entities.

  (1) Refer "Change of financial year" on page 15.

  Significant events after balance date

  Income tax audit

  As a consequence of an income tax audit conducted by the Australian Taxation Office (ATO), an amount of $229 million has been subject to litigation.

  The dispute concerns the deductibility of financing costs paid to General Electric Company in connection with the BHP Billiton Limited Group's acquisition of the Utah Group in the early 1980's. On 23 November 1999, the Federal Court ruled in favour of the BHP Billiton Limited Group. On 18 October 2000, the Full Bench of the Federal Court ruled in favour of the ATO. The BHP Billiton Limited Group sought leave to appeal to the High Court of Australia (High Court) and the hearing occurred on 10 August 2001. The High Court has refused the BHP Billiton Limited Group leave to appeal on the general question of deductibility but did allow leave to appeal on the question of whether the ATO had the power to amend the 1985 assessment.

  An amount of $79 million was paid in 1992 and up to 2001 was accounted for as a non-current asset. At 30 June 2001, the accounts have been adjusted to include a tax expense of $63 million relating to refusal of the High Court to grant leave to appeal on the deductibility of financing costs. A non-current asset of $16 million will be carried forward.

  In July 2001, the outstanding balance of $150 million was paid. This amount will also be recorded as a non-current asset in the 2002 fiscal year. This together with the $16 million carried forward from the 2001 year represents the tax and interest in dispute in relation to the 1985 assessment.

  New Accounting Standards

  - Revised Australian Accounting Standard AASB 1041: Revaluation of Non-Current Assets was first adopted from
  1 July 2000 resulting in property plant and equipment and other financial assets previously carried at valuation being reverted to a cost basis of measurement. For the purposes of transitioning to a cost basis, the existing revalued carrying amounts at 1 July 2000 were deemed to be their cost. The change in policy had no impact on net profit attributable to members of BHP Billiton Limited.

  - Some line items and sub-totals reported in the previous financial year have been reclassified and repositioned in the financial statements as a result of the first time application on 1 July 2000 of the revised standards AASB 1018: Statement of Financial Performance, AASB 1034: Financial Report Presentation and Disclosures and the new AASB 1040: Statement of Financial Position.

  Change in accounting policies

  As a consequence of the DLC structure established between BHP Billiton Limited and BHP Billiton Plc, which became effective on 29 June 2001, certain accounting policies of the BHP Billiton Limited Group have been changed to align with the policies of the BHP Billiton Plc Group in order to minimise differences between results reported in the UK and Australian jurisdictions. The following revised accounting policies have been adopted for the year ended 30 June 2001:

  Provision for restoration and rehabilitation

  In prior periods the BHP Billiton Limited Group had recognised provisions for restoration on a progressive basis over the life of each asset. At 30 June 2001, this policy was changed such that a provision for the full cost expected to be incurred at the end of the life of each asset on a discounted to net present value basis is recognised at the beginning of each project and capitalised as part of the cost of the asset. The capitalised cost is amortised over the life of the operation and the annual increase in the net present value of the provision for the expected cost is included in expenses from ordinary activities. The effect of this policy change for the year ended 30 June 2001 has been an increase in net profit attributable to members of BHP Billiton Limited of $55 million.

  Pension costs

  In prior periods the BHP Billiton Limited Group had recognised an expense for defined benefit pensions when contributions were paid. At 30 June 2001, this policy was changed such that expenses for defined benefit pension schemes are recognised so as to allocate the cost systematically over the employees' service lives on the basis of independent actuarial advise. A pension obligation or asset is consequently recognised in the Statement of Financial Position to the extent that the contributions paid either lag or precede expense recognition. The effect of this policy change for the year ended 30 June 2001 has been to recognise a net asset representing the fund surplus and an increase in net profit attributable to members of BHP Billiton Limited of $265 million.

  Employee compensation costs

  In prior periods, the BHP Billiton Limited Group included in the Statement of Financial Performance the cost associated with Performance Rights at the time they were exercised. Costs associated with the exercise of options were not included in the Statement of Financial Performance. At 30 June 2001, this policy was changed such that the estimated cost to the BHP Billiton Limited Group on exercise of Performance Rights and, where applicable, the cost associated with the discount on issue of options are included in the Statement of Financial Performance over the likely vesting period, with a corresponding provision for employee benefits being included in the Statement of Financial Position. At the time the Performance Rights or options vest, an adjustment is made to reflect the actual cost to the BHP Billiton Limited Group. The effect of this policy change for the year ended 30 June 2001 has been a decrease in net profit attributable to members of BHP Billiton Limited of $5 million.

  Change of company name

  During the financial year ended 30 June 2001, The Broken Hill Proprietary Company Limited changed its name to BHP Limited with effect from 30 October 2000, and subsequently to BHP Billiton Limited with effect from 29 June 2001.

  Change of financial year

  Directors announced on 17 December 1999 that the financial year end for the BHP Billiton Group would change from 31 May to 30 June with effect from 30 June 2000. All subsequent financial years will commence on 1 July and end on 30 June.

  - Australian Securities and Investment Commission (ASIC)

  Pursuant to Section 340 of the Corporations Act ('the Act'), ASIC granted relief from the requirements of paragraph 323D(2)(b) of the Act permitting BHP Billiton Limited to change its financial year end and adopt a transitional thirteen month financial year of 1 June 1999 to 30 June 2000.

  - Australian Stock Exchange (ASX)

  The ASX has provided BHP Billiton Limited relief from listing rule 4.4 to the extent that an Appendix 4B was not required for the period ended 31 May 2000 following the change in balance date from 31 May to 30 June. Comparative figures for the thirteen months ended 30 June 2000 are in lieu of a 31 May 2000 Appendix 4B.

For information contact:
Investor Relations:
Robert Porter - Vice President Investor Relations
(BH) (61 3) 9609 3540
Mobile (61) 419 587 456
E-mail: robert.r.porter@BHPBilliton.com